700 US Highway 202/206

Bridgewater, New Jersey 08807

Phone: (908) 977-9900

www.insmed.com

VIA EDGAR

December 17, 2019

U.S. Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Ameen Hamady
Ms. Jeanne Baker

Re:	INSMED Inc
Form 10-K filed on February 22, 2019
Form 8-K filed on October 30, 2019
File no. 000-30739

Ladies and Gentlemen:

Insmed Incorporated (the “Company”) respectfully submits this letter in response to a letter, dated December 4, 2019, from the staff of the Commission (the “Staff”) commenting on the Company’s Current Report on Form 8-K filed with the Commission on October 30, 2019. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s letter in bold text and the Company’s response immediately thereafter.

Form 8-K filed on October 30, 2019

Exhibit 99.1

Non-GAAP Financial Measures, page 3

1.              We note you exclude costs of product revenues (excluding amortization) and milestone payments related to ARIKAYCE to arrive at your non-GAAP measure, Cash-Based Operating Expenses. Please tell us how you considered the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations, as these costs appear to be normal, recurring cash operating expenses. We also note that the title “Cash-Based Operating Expenses” may imply that these expenses have been accounted for on a cash basis of accounting rather than on an accrual basis. Please revise the title or explain why you believe it is appropriate.

Response:

The Company acknowledges the Staff’s comment and has considered the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations with respect to the adjustments for (i) “costs of product revenues (excluding amortization)” and (ii) “milestone payments related to ARIKAYCE” in its non-GAAP measure. Historically, this non-GAAP measure was calculated by subtracting non-cash components from the most directly comparable GAAP measure (“Total Costs and Expenses”) in order to permit investors to assess the Company’s operating performance in a manner consistent with management’s assessment. Until October 2018, the Company was clinical stage, without a marketed product that generated significant revenue. As a result, management’s (and, to the Company’s understanding, its investors’) assessment of the Company’s operating performance focused on the Company’s cash expenses. Management does not view the components it has historically subtracted from Total Costs and Expenses as representative of the Company’s operating performance. In addition to allowing investors to view the Company’s operating performance in manner consistent with management’s view, these adjustments also enabled some comparability between periods. Beginning with the FDA approval and subsequent to commercial launch of ARIKAYCE, the Company began reporting revenues and cost of product revenues (excluding amortization). The Company felt that excluding the cost of product revenues in this fashion was helpful for investors to understand its operating expenses and was also a metric used utilized internally by management. In response to the Staff’s comment, the Company does not intend to exclude costs of product revenues (excluding amortization) as an adjustment when presenting this non-GAAP measure in the future.

The milestone payments related to ARIKAYCE reflected in the Company’s October 30, 2019 Form 8-K are being made in connection with a milestone earned under one of the Company’s research funding agreements. The Company does not view these milestone payments as normal, recurring cash operating expenses and, therefore, respectfully advises the Staff that they do not fall under the circumstances contemplated in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations. Given the nature of the Company’s business, the accrual of charges for any additional milestone payments to the Company’s contractual counterparties is expected to be infrequent and, in management’s opinion, such accruals are not representative of the Company’s underlying operating performance. Management believes adjusting Cash-Based Operating Expenses on a non-GAAP basis for the milestone payments helps investors measure the operating performance and understand the financial results of the Company. Accordingly, the Company respectfully submits to the Staff that it believes removing the milestone payments from its non-GAAP measure is important to investors in and the finance community following the Company.

The Company also acknowledges the Staff’s comment with respect to the title of its non-GAAP measure, Cash-Based Operating Expenses. As noted above, historically, this non-GAAP measure was determined primarily by subtracting non-cash components from the most directly comparable GAAP measure (“Total Costs and Expenses”) in order to assist investors in evaluating the Company’s operating performance. Neither the title nor the measure itself is intended to convey that expenses had been accounted for using the cash basis of accounting, rather than the accrual basis. In response to the Staff’s comment, and to avoid any such implication, the Company plans to revise the title of this non-GAAP measure to “Adjusted Operating Expenses” in future disclosures.

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Correspondence regarding this letter may be directed to the attention of the undersigned at john.goll@insmed.com. In addition, you may contact me at (732) 487-7395 or Christine Pellizzari at (732) 487-7366.

Sincerely,

INSMED INCORPORATED

/s/ John Goll

John Goll
Chief Accounting Officer

cc:	Christine Pellizzari, Insmed Incorporated
Michael J. Riella, Covington & Burling LLP